As Filed with the Securities and Exchange Commission on September 16, 2008	Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-6
REGISTRATION STATEMENT
under
THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts
GENESIS ENERGY INVESTMENT PLC
(Exact name of issuer of deposited securities as specified in its charter)
N.A.
(Translation of issuer’s name into English)
REPUBLIC OF HUNGARY
(Jurisdiction of incorporation or organization of issuer)
THE BANK OF NEW YORK MELLON
(Exact name of depositary as specified in its charter)
One Wall Street, New York, N.Y. 10286
Telephone (212) 495-1784
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

The Bank of New York Mellon
ADR Division
One Wall Street, 29th Floor
New York, NY 10286
Telephone (212)-495-1784
(Address, including zip code, and telephone number, including area code, of agent for service)
It is proposed that this filing become effective under Rule 466
☐ immediately upon filing
☐ on (Date) at (Time)
If a separate statement has been filed to register the deposited shares, check the following box. ☐
CALCULATION OF REGISTRATION FEE

Title of each class of	Amount	Proposed maximum	Proposed maximum	Amount of
Securities to be registered	to be registered	Aggregate price per unit (1)	aggregate offering price (1)	registration fee
American Depositary Shares, each American Depositary Share evidencing one (1) ordinary share of Genesis Energy Investment Plc.	50,000,000 American Depositary Shares	$0.05	$2,500,000	$98.25

(1)	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective, on such date as the Commission, acting pursuant to said Section 8(a), may determine.

     The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit (1) to this Registration Statement, which is incorporated herein by reference.

PART I
INFORMATION REQUIRED IN PROSPECTUS
Item 1. Description of the Securities to be Registered
CROSS REFERENCE SHEET

Location in Form of
American Depositary Receipt
Item Number and Caption			Filed Herewith as Prospectus

(1)	Name and address of Depositary		Introductory Paragraph

(2)	Title of American Depositary Receipts and identity of deposited securities		Face of American Depositary Receipt, top center

Terms of Deposit:

	(i)	The amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt — upper right corner

	(ii)	The procedure for voting, if any, the deposited securities	Paragraphs (15) and (16)

	(iii)	The collection and distribution of dividends	Paragraphs (12), (14) and (15)

	(iv)	The transmission of notices, reports and proxy soliciting material	Paragraphs (11), (15) and (16)

	(v)	The sale or exercise of rights	Paragraph (13)

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (12) and (17)

	(vii)	Amendment, extension or termination of the Deposit Agreement	Paragraphs (20) and (21)

	(viii)	Rights of holders of receipts to inspect the transfer books of the Depositary and the list of holders of receipts	Paragraph (11)

Location in Form of
American Depositary Receipt
Item Number and Caption			Filed Herewith as Prospectus

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (2), (3), (4), (5), (6) and (8)

	(x)	Limitation upon the liability of the Depositary	Paragraphs (13), (18), and (23)

(3)	Fees and Charges		Paragraph (7)
Item 2. Available Information

Location in Form of
American Depositary Receipt
Item Number and Caption		Filed Herewith as Prospectus

2(a)	Public reports furnished by Genesis Energy Investment Plc.	Paragraph (11)

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 3. Exhibits
     (1) Form of Deposit Agreement (including the form of American Depositary Receipt), dated as of September     , 2008, among Genesis Energy Investment Plc (the “Issuer”), The Bank of New York Mellon, as Depositary (the “Depositary”), and each Owner and holder from time to time of American Depositary Receipts (“ADRs”) issued thereunder.
     (4) Form of Opinion of Clifford Chance US LLP, counsel for the Depositary, as to the legality of the securities being registered.
Item 4. Undertakings
     (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the Issuer which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the Issuer.
     (b) The Depositary hereby undertakes to notify each registered holder of an ADR at least thirty days before any change in the fee schedule.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, The Bank of New York Mellon, on behalf of the legal entity created by the Deposit Agreement, dated as of September    , 2008, among Genesis Energy Investment Plc, The Bank of New York Mellon, as Depositary, and each Owner and holder of an American Depositary Receipt issued thereunder certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on September 16, 2008.

By:	THE BANK OF NEW YORK MELLON, as Depositary

By:	/s/ Joanne F. Di Giovanni
	Name:	Joanne F. Di Giovanni
	Title:	Vice President

     Pursuant to the requirements of the Securities Act of 1933, Genesis Energy Investment Plc has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the Republic of Hungary September 16, 2008.

GENESIS ENERGY INVESTMENT PLC
By:	/s/ Dr. Gábor Rényi
	Name:	Dr. Gábor Rényi
	Title:	President & CEO

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by or on behalf of the following persons in the capacities indicated on September 16, 2008.

Name	Title

/s/ Dr. Gábor Rényi Dr. Gábor Rényi	Title Director and Chief Executive Officer

/s/ Gabriella Zádorné Prazsák Gabriella Zádorné Prazsák	Title Director, Chief Financial Officer and Chief Accounting Officer

/s/ Edward Michael Andrew Mier-Jedrzejowicz Edward Michael Andrew Mier-Jedrzejowicz	Director

/s/ Dr. Zsolt Megyeri Dr. Zsolt Megyeri	Director

/s/ Dieter Hentschel Dieter Hentschel	Director

/s/ Gábor Kálmán Gábor Kálmán	Director

/s/ Robert Stein Robert Stein	Director

Name	Title

/s/ Dr. Eckardt Michael Bihler Dr. Eckardt Michael Bihler	Director

/s/ Oszkár Hegedűs Oszkár Hegedűs	Director

/s/ Erzsébet Birman Erzsébet Birman	Director

/s/ Dr. Gábor Urai Dr. Gábor Urai	Director

/s/ Donald J. Puglisi Puglisi & Associates By: Donald J. Puglisi Managing Director	Authorized Representative in the United States

INDEX TO EXHIBITS

Exhibit
Number
(1)	Form of Deposit Agreement, dated as of September , 2008, among the Issuer, the Depositary and each Owner and holder from time to time of ADRs issued thereunder.

(4)	Form of Opinion of Clifford Chance US LLP, counsel for the Depositary, as to the legality of the securities being registered.